DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

January 25, 2005

Richard G. Dennis
General Attorney
SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, TX 78205

Re: SBC Communications Inc.
Incoming letter dated December 17, 2004

Dear Mr. Dennis:

This is in response to your letters dated December 17, 2004 and January 4, 2005 concerning the shareholder proposal submitted to SBC by John C. Harrington. We also have received a letter from the proponent dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John C. Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Richard G. Dennis
General Attorney

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, TX 78205

210.351.3326 Phone
210.370.1785 Fax
rdennis@corp.sbc.com

1934 Act/ Rule 14a-8

December 17, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposal of John C. Harrington

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal (the "Proposal") from John C. Harrington ("Proponent") for inclusion in SBC's 2005 proxy materials. For the reasons stated below, SBC intends to omit the Proposal from its 2005 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement, and the Proponent's letter submitting the Proposal. A copy of this letter and related cover letter are being mailed concurrently to the Proponent advising it of SBC's intention to omit the Proposal from its proxy materials for the 2005 Annual Meeting.

The Proposal

On November 11, 2004, SBC received a letter from the Proponent containing the Proposal, which requests that the Human Resources Committee (incorrectly referred to in the Proposal as the "Board Compensation Committee") of SBC's

Board of Directors undertake a special review and provide to investors a summary report on executive compensation. The complete Proposal is set forth as Exhibit 1 hereto.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the Proposal may be omitted from SBC's proxy statement for the 2005 Annual Meeting for the reasons stated below.

Reason the Proposal May be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(i)(7): The Proposal deals with a matter relating to SBC's ordinary business operations.

A. Basis for Exclusion.

Rule 14a-8(i)(7) provides that a proposal may be excluded if it deals with a matter relating to the company's ordinary business operations.

In *Release No. 34-40018* (May 21, 1998), the Commission stated:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

The Release then described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's obligation to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." Proposals relating to these matters could be excluded, however, if they focus on "sufficiently significant social policy issues."

The second central consideration referred to by the Commission relates to the degree to which the proposal attempts to "micro-manage" the corporation by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

1. <u>*Rule 14a-8(i)(7) applies to proposals calling for reports.*</u>

Proposals calling for a company to prepare a special report relating to the company's ordinary business operations may be excluded under Rule 14a-8(i)(7). The Commission stated in *Release No. 34-20091* (August 16, 1983) that proposals could be excluded under Rule 14a-8(c)(7) (predecessor to Rule 14a-8(i)(7)) if the subject matter of the special report that is requested in the proposal involves a matter of ordinary business. The Staff has previously concurred on numerous occasions in the exclusion of proposals calling for reports. See, e.g., *American International Group, Inc.* (February 11, 2004) (proposal requesting report assessing company strategies relating to impact of climate change); *AT&T Corp.* (February 21, 2001) (proposal requiring report on AT&T's policies for involvement in the pornography industry and an assessment of certain liabilities); *The Mead Corporation* (January 31, 2001) (proposal calling for report on environmental projection methodology and risk assessment); and *Wal-Mart Stores, Inc.* (March 15, 1999) (proposal requesting report relating to labor standards for company suppliers).

2. <u>*Rule 14a-8(i)(7) applies to a proposal that relates in part to ordinary business operations even if other parts are outside of the ordinary business.*</u>

The Staff has advised in several No-action letters that if even part of a proposal relates to ordinary business matters, the proposal may be excluded in its entirety under Rule 14a-8(i)(7). For example, in *E*Trade Group, Inc.* (October 31, 2001), the proposal sought the formation of a shareholder committee to suggest "mechanisms" for increasing shareholder value. The proposal suggested four such mechanisms: (i) merger or outright sale of the company; (ii) changes in the company's executive compensation plan; (iii) possible reductions in staff; and (iv) dismissal and replacement of executive officers. While acknowledging that the proposal "appears to address matters outside the scope of ordinary business," the Staff concurred in exclusion of the entire proposal because the last two of the mechanisms related to the company's ordinary business operations. An earlier No-action letter suggests that if even one item out of five concerns the ordinary business operations of the company, then the entire proposal may be excluded. In *Wal-Mart Stores, Inc.* (March 15, 1999), the Staff noted in its concurrence with the exclusion of a proposal under Rule 14a-8(i)(7) that "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [policies to implement wage adjustments at the suppliers] relates to ordinary business operations."

3. <u>*No opportunity for revision of the Proposal is appropriate.*</u>

If the Staff concurs with SBC in excluding the Proposal, the Proponent should not be given an opportunity to revise and resubmit the Proposal. This position is consistent with past Staff decisions. In the *Wal-Mart Stores* letter cited above, the Staff also noted that it "has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)." This same language was used by the Staff in the *E*Trade* no-action letter referred to above.

B. The Proposal submitted by Proponent relates to the ordinary business operations of SBC.

The Proposal submitted by Proponent should be excluded under Rule 14a-8(i)(7) because it concerns general compensation not limited to senior executive officers. It calls for a "special executive compensation review," and a summary report to investors addressing compensation packages for SBC's "top executives." It states that the report shall include: the rationale for compensation packages for top executives, including an explanation of whether caps were considered; how executive compensation is compared to the pay package for average employees, and the ratio of the two over the last decade; the consideration of social and environmental performance, downsizing or outsourcing in compensation calculations; a determination of whether SBC's top executive compensation packages are excessive; and a description of "stakeholder" opposition to the compensation package.

This request may be excluded under the ordinary business exclusion for three reasons: (i) the request addresses compensation of executives generally, and is not limited to the compensation of senior executive officers; (ii) it calls for compensation information in excess of that required by the federal securities regulations; and (iii) it seeks to micro-manage the company.

(i) Compensation of executives. General compensation policy is an area that has long been identified as relating to a company's ordinary business, while compensation of senior executive officers has been treated differently. The term "executive officer" is defined in Rule 3b-7 of the Securities Exchange Act Rules as a registrant's "president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the registrant." In *Battle Mountain Gold Company* (February 13, 1992), the Staff distinguished between salaries and options for executive officers and general compensation, and stated that proposals relating to senior executive compensation would no longer be considered as relating to ordinary business matters. More recently, Staff Legal Bulletin No. 14A (July 12, 2002) drew a distinction between shareholder proposals that focus on equity compensation plans for senior executive officers and directors, which may not be excluded under Rule 14a-8(i)(7), and proposals that focus on plans that include other members of the general workforce, which may, under certain circumstances, be excluded. It follows from these statements of the Commission and Staff, taken together, that compensation that is not limited to executive officers is general compensation, and that a proposal relating to general compensation can be excluded under the ordinary course of business exception.

The Proposal submitted by Proponent should be excluded under Rule 14a-8(i)(7) because it concerns general compensation that is not limited to senior executive officers. The Proposal states that the report should address, among other things, the rationale for the compensation packages given to SBC's "top executives," how executive compensation is compared to average employee's pay packages, how social and environmental performance are integrated into the formula for executive compensation, whether "top executive compensation packages are excessive, and opposition of "stakeholders" to SBC's "compensation package." SBC has many employees who are considered executives or top executives, but who are not "senior executive officers." The Proposal contains no definition of "top executive" or "executive" and offers no other guidance to limit its application to senior executive officers. As a result, the Proposal must be understood to call for a report on compensation of all employees at or above the executive level. Compensation of this broader class, however, is a fundamental task that is impracticable to put before shareholders at an annual meeting.

The Staff recently concurred in the exclusion under 14a-8(i)(7) of a proposal involving "executive" compensation. In *Reliant Resources, Inc.* (March 18, 2004) the company argued that a proposal requesting the Board of Directors to adopt a particular "executive compensation policy" could be excluded because it was not limited to matters relating to the compensation of senior executive officers. The company noted that the proposal "fails to adequately specify who is included in the term 'executive,'" which could include individuals who are not senior executive officers. It also pointed out that the company classified many of its employees as executives, but that they were not all considered "senior executive officers." The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), "as relating to ordinary business operations (i.e., general compensation matters)."

The Staff also concurred in the exclusion under Rule 14a-8(i)(7) of similar proposals in *FirstEnergy Corp.* (February 6, 2004) (proposal relating to compensation of the president, all levels of vice president, the CEO, CFO and all levels of top management); and *Lucent Technologies* (November 26, 2003) (proposal seeking to limit "management" compensation until retirement benefits and payments are adjusted). In each of these letters, the Staff stated that the proposals could be excluded "as relating to its ordinary business operations (i.e., general compensation matters)."

Like the proposals in *Reliant, FirstEnergy* and *Lucent*, the Proposal is not limited to senior executive officers and does not specify which of SBC's executives are within its scope. Because the Proposal relates to general compensation matters and is not restricted to senior executive officers, it may be excluded under Rule 14a-8(i)(7).

(ii) Request exceeds securities regulations. The Proposal requests information about the compensation of SBC management that is far in excess of that required by the federal securities regulations. Item 402 of Regulation S-K sets out detailed disclosure concerning executive compensation that companies like SBC are required to include in their proxy statements or Annual Reports on Form 10-K. Neither Item 402 nor any other provision in the regulations governing proxy statements, annual or quarterly disclosure or the Current Reports on Form 8-K require SBC to disclose whether pay caps had been considered, or how compensation compares to average employees, or whether social and environmental performance or downsizing or outsourcing had affected compensation. They do not require an evaluation of whether compensation is "excessive" or a description of opposition to compensation packages. These securities regulations are quite comprehensive. They provide for extensive company disclosure so that shareholders will have the information they need to make informed decisions about the companies in which they hold shares.

The Proposal's request for additional financial disclosure about executive compensation can be excluded under Rule 14a-8(i)(7) because it would require the company to publish additional information about compensation of its officers beyond what is required in those regulations. The decision about whether to make such additional disclosure is a proper subject for the business judgment of the officers and directors of the company, rather than the shareholders. Because the officers and directors make decisions about the content of required reports under the securities laws in the course of their ordinary business operations, this proposal may be excluded under Rule 14a-8(i)(7).

The Staff has consistently allowed exclusion under Rule 14a-8(i)(7) of proposals seeking financial disclosures beyond those that the registrant is required to make. *See, e.g., Newmont Mining Corporation* (February 4, 2004) (proposal requesting comprehensive report on risk to company's operations, profitability and reputation form its social and environmental liabilities); *WPS Resources Corp.* (January 23, 1997) (proposal requesting the company summarize total costs spent on defining the corporation's vision and include this expense in company's financial statement); *American Telephone and Telegraph Company* (January 29, 1993) (proposal requesting publication of a separate income statement for the company's wholly owned subsidiary); *American Stores Company* (April 7, 1992) (proposal requesting report earnings, profits and losses for each of the company's subsidiaries and each of its major retail operations). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders in some other manner. *Mead Corporation* (January 31, 2001); *American Telephone and Telegraph Company* (January 29, 1993).

(iii) Micro-manage the Company. By focusing on one factor that may or may not relate to senior management compensation, the Proposal seeks to micro-manage SBC's operations. As discussed above, the Commission stated in Release No. 34-40018 that one of the central considerations underlying the ordinary business exclusion is the degree to which a proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Compensation decisions for members of executives are complex issues that involve the consideration of numerous factors and a variety of calculations and comparisons. The Proposal would highlight pay caps, comparisons to average employee compensation, social and environmental performance, and comments from "stakeholders," and require substantially more disclosure about how those factors influence compensation than SBC is required or in some cases even permitted to disclose. For example, the shareholders would not have an equivalent amount of data concerning the compensation of similar levels of managers at comparable companies. Company officers and directors, however, will have the benefit of information obtained from consultants that SBC is not free to distribute publicly. Since the shareholders would have incomplete information about the elements used in making complex compensation decisions, they would not be in a position to make an informed judgment on these matters.

Moreover, the request for a description of opposition from stakeholders another attempt to micro-manage the company. "Stakeholders" is not defined in the Proposal, but it presumably includes shareholders and employees of SBC. Reviewing and responding to letters, comments and complaints from shareholders and employees are tasks that are part of the day-to-day ordinary business operations of the company. Accordingly, the Proposal may be excluded.

Since the issues to be covered by the report contemplated by the Proposal relate to SBC's ordinary business operations, the Proposal may be excluded under Rule 14a-8(i)(7).

* * *

For the reasons set forth above, in my opinion, SBC may omit the Proposal from its proxy materials for its 2005 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Richard G. Dennis
General Attorney

Enclosures

cc: John C. Harrington

HARRINGTON
INVESTMENTS, INC.

Diets RECEIVED IR
11-12-04

RECD BY
CHMN & CEO
11-11-04
Log. 9278
Orig CC
Attanbury
Callaway
Daley
Ellis
Jennings
Kahan
Mills
Sigman
Stephenson
Taylor
Lindner

RECEIVED BY
RICK LINDNER
11.11.04
Mr. Dietz

November 10, 2004

Edward E. Whitacre Jr.
Chairman of the Board and CEO
SBC Communications, Inc.
175 East Houston Street
San Antonio, TX 78205-2233

Re: Shareholder Proposal

Dear Mr. Whitacre:

Harrington Investments, Inc. (HII) is a registered investment advisor managing assets for individuals and institutions concerned with a social as well as financial return. The clients of HII are the beneficial owners of 65,900 shares of SBC stock. Both my clients and I are greatly concerned about excessive executive compensation.

Therefore, I am filing the enclosed shareholder resolution, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, for inclusion in our company's 2005 proxy material. I am filing on my own behalf as the beneficial owner of 500 shares of SBC stock. The shares were purchased prior to one year from the date of this letter and have been continuously held since the date of purchase. They will remain in the account at least until after the 2005 annual meeting of shareholders. I will be providing verification of my ownership position.

If you desire to discuss the substance of the proposal I may be reached at 707-252-6166.

Sincerely,

John C. Harrington
President

Cc: Division of Corporate Finance, The Securities & Exchange Commission

Encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Resolved: The shareholders request the Board Compensation Committee undertake a special executive compensation review and provide a summary report to investors by Summer 2005. The report shall supplement information in the proxy statement.

Questions to be addressed in the review and report shall include:

1. The rationale for the compensation packages for our top executives, including an explanation of whether the Committee has considered a cap on the size of the compensation package for the future.

2. How or if executive compensation is compared to the pay package of the average employee and if the increasing ratio between the two over the last decade is taken into account.

3. How social and environmental performance is integrated into the formula for executive compensation and whether our corporation's employee downsizing or outsourcing is considered.

4. An evaluation of whether our top executive compensation packages (including options, benefits, pension and retirement agreements) are excessive and should be modified.

5. A summary description of opposition registered by stakeholders to our compensation package.

SBC CORPORATION EXECUTIVE COMPENSATION

WHEREAS, excesses in executive compensation have become a major issue for stakeholders. Opposition to excessive pay packages continues to mount, particularly among investors angry at compensation seemingly unrelated to financial performance. In fact, many mainstream investors have voted NO on compensation packages they felt were unreasonable. We also believe that boards, in setting executive compensation, should consider social and environmental performance, as well as financial performance.

- The relationship between compensation and the social responsibility and environmental performance is an important question. For instance, shouldn't the pay of top officers be reconsidered if the company is found guilty of systematic sexual harassment or race discrimination or poor environmental performance, especially if the result is costly fines or expensive, protracted litigation?

- Too often top executives have received considerable increases in compensation packages even when the company's financial performance or social responsibility performance has been mediocre or poor. When compensation is tied to social responsibility, better social responsibility performance will inevitably follow.

- Business Week reports that executive compensation has skyrocketed from 42 to 1 in 1982 to over 400 times the pay of average employees in 2004.

- "The size of the CEO compensation is simply out of hand," said Business Week in an April 22, 2002 editorial. Also the Conference Board issued a September 17, 2002 report acknowledging that executive compensation has become excessive in many instances and bears no relationship to a company's long-term performance.

- New York Federal Reserve Bank President, William J. McDonough, said: "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust to more reasonable and justifiable levels."

- Companies involved in significant downsizing of employees don't "share the pain," but escalate executive pay.

- Many Board compensation committees fall prey to the desire to have their CEO paid in the top quartile of CEOs, thus creating a magnet effect pulling all executive compensation upward, regardless of contribution to shareholder value.

Resolved: The shareholders request the Board Compensation Committee undertake a special executive compensation review and provide a summary report to investors by Summer 2005. The report shall supplement information in the proxy statement.

Questions to be addressed in the review and report shall include:

1. The rationale for the compensation packages for our top executives, including an explanation of whether the Committee has considered a cap on the size of the compensation package for the future.

2. How or if executive compensation is compared to the pay package of the average employee and if the increasing ratio between the two over the last decade is taken into account.

3. How social and environmental performance is integrated into the formula for executive compensation and whether our corporation's employee downsizing or outsourcing is considered.

4. An evaluation of whether our top executive compensation packages (including options, benefits, pension and retirement agreements) are excessive and should be modified.

5. A summary description of opposition registered by stakeholders to our compensation package.

HARRINGTON
INVESTMENTS, INC.

December 30, 2004

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Re: Shareholder Proposal of John C. Harrington for SBC Communications Inc. 2005 Annual Meeting

Ladies and Gentlemen:

I am responding to the letter of December 17, 2004 from SBC Communications, Inc. (SBC) stating the company's intent to omit my shareholder proposal from the its proxy materials for the 2005 Annual Meeting. Clearly, the company has not made a case for excluding my proposal from the proxy statement. The three reasons cited for exclusion based on Rule 14a-8(i)(7) have absolutely no validity:

(i) Compensation of executives. The company's argument is based on its belief that the proposal contains elements that refer to "ordinary business." This is quite simply a ridiculous interpretation of the proposal's wording and intent. The proposal is very specific and direct in arguing that top executive compensation should be reviewed. The words "top executives" clearly indicate senior level or top level management of the company. It is obviously not referring to the level of vice-president or a more junior level of management.

At no time does the proposal use the term "general compensation." The report was never intended to be broad-based, and the company's assertion that the proposal "addresses compensation of executives generally" is an intentional misreading of the proposal. The average shareholder understands full well that it is the top executives or leadership that is being referred to, not middle management.

(ii) Request exceeds securities regulations. There are dozens of shareholder proposals on governance reforms that go beyond what a company is required to do. This is the very point of the proposal. Scores of shareholder proposals have been allowed on such issues (e.g., stock option expensing, golden parachutes, performance-vesting shares). There has been considerable investor concern expressed over excessive compensation of senior executive officers, and the SEC has ruled proposals on this issue as appropriate. The very fact that a proposal asks for more than SEC requirements is not sufficient grounds for exclusion.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

1934 Act/ Rule 14a-8

January 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposal of John C. Harrington

Ladies and Gentlemen:

This statement is submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from John C. Harrington dated December 30, 2004, concerning his shareholder proposal. SBC received this letter on January 3, 2005. For the reasons set forth below, SBC continues to believe that Mr. Harrington's proposal may be excluded.

Pursuant to Rule 14a-8(j), enclosed are six copies of this statement. A copy of this letter and related cover letter are being mailed concurrently to the Proponent.

This letter addresses the issues raised by Mr. Harrington in his December 30 letter, and should be read in conjunction with SBC's original December 17 letter.

(i) Compensation of executives. Mr. Harrington states in his December 30 letter that his proposal concerns "top executive compensation," and that SBC's "assertion that the proposal 'addresses compensation of executives generally' is an intentional misreading of the proposal." Despite his protests, however, Mr. Harrington's proposal does in fact refer to "executive compensation." His proposal calls for a "special executive compensation review" and report. Of the five questions that he wants addressed in the review and report, questions 2 and 3 address only "executive compensation" and question 5 refers simply to "our compensation package." Consequently, Mr. Harrington's proposal does expressly refer to executive compensation generally and should be excluded under Rule 14a-8(i)(7).

(ii) Request exceeds securities regulations. Mr. Harrington admits in his letter that his proposal exceeds what SBC is required to do under the securities regulations, and asserts that "The very fact that a proposal asks for more than SEC requirements is not sufficient grounds for exclusion." Mr. Harrington offers no support for this assertion. The Staff, however, has consistently taken a different position. SBC's original letter cited five previous No-Action letters in which the Staff has concurred in exclusion of proposals requesting greater disclosure than what was required under the federal securities regulations. Therefore, since the Harrington proposal calls for more than the required disclosure, it can be excluded as relating to the ordinary business operations of the company.

(iii) Micro-manage the Company. Mr. Harrington argues that his proposal does not constitute micro-managing of the company because it concerns "an important company policy issue." However, the presence or absence of public policy issue is only one of the two considerations identified by the Commission for the ordinary business exclusion in *Release No. 34-40018* (May 21, 1998). The other consideration, referred to by the Commission as "micro-management," is whether the proposal "probes too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Mr. Harrington's proposal, as discussed more fully in SBC's original letter, probes too deeply into executive compensation, a complex matter involving numerous factors and calculations. Accordingly, it does constitute micro-managing of the company, and should be excluded from SBC's proxy materials as relating to SBC's ordinary business operations.

Since the issues to be covered by the review and report contemplated by the Proposal relate to SBC's ordinary business operations, the Proposal may be excluded under Rule 14a-8(i)(7).

* * *

For the reasons set forth above, in my opinion, SBC may omit the Proposal from its proxy materials for its 2005 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Richard G. Dennis
General Attorney

cc: John C. Harrington

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated December 17, 2004

The proposal requests that the board's compensation committee undertake a special executive compensation review and provide a report to investors that includes information specified in the proposal.

We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that SBC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Kurt K. Murao
Attorney-Advisor